UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. Five)*

                           Amerihost Properties, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   03070-D-209
                                 (CUSIP Number)

          H. Andrew Torchia, Richard A. D'Onofrio and Urban 2000 Corp.
                           2400 East Devon, Suite 204
                           Des Plaines, Illinois 60018
                                 (847) 298-4500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 2, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

                                  SCHEDULE 13D
 CUSIP No.
 03070-D-209


 1       NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


         H. Andrew Torchia; ###-##-####

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   //
                                                             (b)   //

 3       SEC USE ONLY



 4       SOURCE OF FUNDS*

         OO

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              //
         PURSUANT TO ITEMS 2(d) or 2(e)



 6       CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES     7  SOLE VOTING POWER
   BENEFICIALLY
     OWNED                  269,400
    BY EACH           8  SHARED VOTING POWER
   REPORTING
    PERSON                  452,258
    WITH
                      9  SOLE DISPOSITIVE POWER

                            269,400

                     10  SHARED DISPOSITIVE POWER

                            452,258

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500,052

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
       EXCLUDES CERTAIN SHARES*                              /X/

        Mr. Torchia disclaims beneficial ownership of 221,606 shares listed in Nos. 8 and 10 above

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.9%

 14    TYPE OF REPORTING PERSON*

       IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
 CUSIP No.
 03070-D-209

 1    NAMES OF REPORTING PERSONS S.S. OR
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      Richard A. D'Onofrio; ###-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  //
                                                         (b)  //
 3    SEC USE ONLY



 4    SOURCE OF FUNDS*

      OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      PURSUANT TO ITEMS 2(d) or 2(e)                       //


 6    CITIZENSHIP OF PLACE OF ORGANIZATION

      United States

 NUMBER OF SHARES     7  SOLE VOTING POWER
   BENEFICIALLY
    OWNED                 269,400
    BY EACH
   REPORTING          8  SHARED VOTING POWER
    PERSON
     WITH                 452,258
                      9  SOLE DISPOSITIVE POWER

                            269,400

                     10  SHARED DISPOSITIVE POWER

                            452,258

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        491,006
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
        EXCLUDES CERTAIN SHARES*                                    /X/

        Mr. D'Onofrio disclaims beneficial ownership of 230,652 shares listed in Nos. 8 and 10 above

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.8%

 14    TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
 CUSIP No.
 03070-D-209


 1    NAMES OF REPORTING PERSONS S.S. OR
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      Urban 2000 Corp.; 36-3312432
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) //
                                                         (b) //

 3    SEC USE ONLY



 4    SOURCE OF FUNDS*

      OO
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      PURSUANT TO ITEMS 2(d) or 2(e)                        //



 6    CITIZENSHIP OF PLACE OF ORGANIZATION

      Delaware

 NUMBER OF SHARES     7  SOLE VOTING POWER
   BENEFICIALLY
    OWNED                  452,258
    BY EACH           8  SHARED VOTING POWER
   REPORTING
    PERSON                     -0-
    WITH
                      9  SOLE DISPOSITIVE POWER

                            452,258

                     10  SHARED DISPOSITIVE POWER

                               -0-

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        452,258

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
        EXCLUDES CERTAIN SHARES*                                //



 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.4%

 14    TYPE OF REPORTING PERSON*

       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          Common Stock, par value $0.005 per share

          Amerihost Properties, Inc. ("Amerihost")
          2400 East Devon Avenue, Suite 280
          Des Plaines, Illinois 60018

Item 2.   Identity and Background.

          (a)  Name:  Urban 2000 Corp. ("Urban")

          (b)  Address of Principal Business Location and
               Principal Office:

               2400 East Devon Avenue
               Suite 204
               Des Plaines, Illinois 60018

          (c) The principal business of Urban 2000 Corp. is business development for Amerihost and other participants in the hotel industry. The address of Urban's principal business and its principal office is the address given in item 2(b) above.

          (d) During the past five years, Urban has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years, Urban has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Urban was or is subject to (i) a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

          (f)  Urban is a Delaware corporation.

Item 3.   Source and Amount of Funds or Other Considerations.

          Urban indirectly received the shares of Common Stock not previously reported when such were distributed to Urban Niles 2000 Corp., ("Urban Niles") a subsidiary of Urban, from a partnership in which Urban Niles was a general partner.

Item 4.   Purpose of Transaction.

          The acquisition described in Item 3 above was the result of a partnership distribution.

          The reporting persons presently do not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

          The reporting persons reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.


Item 5.   Interest in Securities of the Issuer.

          (a) Urban beneficially owns 452,258 shares of common stock, par value $0.005 per share of Amerihost. Of these shares, Urban owns: (1) 375,832 shares directly; (2) options to purchase 68,750 shares directly; and (3) 7,676 shares indirectly through its wholly owned subsidiary, Urban Niles.

          (b) Urban has sole voting power and sole dispositive power with respect to the 452,258 shares of common stock of Amerihost.

          (c) Urban and Urban Niles have had no transactions in the class of securities reported on that were effected during the past sixty days.

          (d) Urban is controlled by H. Andrew Torchia, its majority shareholder, sole director, president and treasurer. Richard A. D'Onofrio is a minority shareholder and the secretary of Urban.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Urban is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Amerihost.

Item 7.   Material to be filed as Exhibits.

          A joint filing statement is filed as an exhibit to this Schedule 13D.

Items 2-6 inclusive for H. Andrew Torchia

Item 2.   Identity and Background.

          (a)  Name:  H. Andrew Torchia

          (b)  Business Address:

               2400 East Devon Avenue
               Suite 204
               Des Plaines, Illinois 60018

          (c) Mr. Torchia's principal occupation is being the sole director, president and treasurer of Urban and the chairman and a director of Amerihost and Amerihost's subsidiary corporations.

          (d) During the past five years, Mr. Torchia has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years Mr. Torchia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Torchia was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

          (f)  Mr. Torchia is a Citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Considerations.

          Mr. Torchia received all of the options not previously reported as compensation for services rendered to Amerihost. Mr. Torchia received all of the shares not previously reported either: (i) as a distribution from Urban immediately following Urban's receipt of such shares in exchange for partnership interests which Urban owned or (ii) indirectly through Urban as a result of the receipt by Urban Niles (Urban's wholly-owned subsidiary) of shares in a partnership distribution (See Item 3 of Urban above).

Item 4.   Purpose of Transaction.

          The options were received by Mr. Torchia as compensation for services rendered to Amerihost. The shares of Common Stock which were not previously reported were received either (i) as a distribution from Urban immediately following Urban's receipt of such shares in exchange for partnership interests which Urban owned, or (ii) indirectly by Mr. Torchia due to a partnership distribution to Urban Niles. (See Item 3 of Urban above).

          The reporting persons presently do not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

          The reporting persons reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.



Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Torchia beneficially owns 721,658 shares of common stock of Amerihost. Of these shares, Mr. Torchia owns (1) options to purchase 260,000 shares directly; (2) 9,400 shares directly; and
               (3) 452,258 shares indirectly through Urban. Mr. Torchia disclaims beneficial ownership of 221,606 shares owned directly or indirectly by Urban.

          (b) Mr. Torchia has shared voting power and shared dispositive power with respect to the 452,258 shares of common stock of Amerihost owned directly and indirectly by Urban. Mr Torchia has sole voting power and sole dispositive powers with respect to the 269,400 shares of common stock owned directly by Mr. Torchia. Mr. Torchia disclaims beneficial ownership of 221,606 shares owned directly or indirectly by Urban.

          (c) Mr. Torchia has had no transactions in the class of securities reported on that were effected during the past sixty days.

          (d) Mr. Torchia controls Urban and Urban Niles. He is the majority shareholder, sole director, president and treasurer of Urban and the sole director, president and treasurer of Urban Niles.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Mr. Torchia is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Amerihost.

Item 7.   Material to be filed as Exhibits.

          A joint filing statement is filed as an exhibit to this Schedule 13D.

Items 2-6 inclusive for Richard A D'Onofrio

Item 2.   Identity and Background.

          (a)  Name:  Richard A. D'Onofrio

          (b)  Business Address:

               2400 East Devon Avenue
               Suite 280
               Des Plaines, Illinois 60018

          (c) Mr. D'Onofrio's principal occupation is being the executive vice president and a director of Amerihost and Amerihost's subsidiary corporations. He is also the secretary of Urban.

          (d) During the past five years, Mr. D'Onofrio has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years Mr. D'Onofrio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. D'Onofrio was or is subject to (i) a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

          (f)  Mr. D'Onofrio is a Citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Considerations.

          Mr. D'Onofrio received all of the options not previously reported as compensation for services rendered to Amerihost. Mr. D'Onofrio received all of the shares not previously reported either: (i) as a distribution from Urban immediately following Urban's receipt of such shares in exchange for partnership interests which Urban owned or (ii) indirectly through Urban as a result of the receipt by Urban Niles (Urban's wholly-owned subsidiary) of shares in a partnership distribution (See Item 3 of Urban above).

Item 4.   Purpose of Transaction.

          The options were received by Mr. D'Onofrio as compensation for services rendered to Amerihost. The shares which were not previously reported were received either (i) as a distribution from Urban immediately following Urban's receipt of such shares in exchange for partnership interests which Urban owned, or (ii) indirectly by Mr. D'Onofrio due to a partnership distribution to Urban Niles. (See Item 3 of Urban above).

          The reporting persons presently do not have any definite plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

          The reporting persons reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.



Item 5.   Interest in Securities of the Issuer.

          (a) Mr. D'Onofrio beneficially owns 721,658 shares of common stock of Amerihost. Of these shares, Mr. D'Onofrio owns (1) options to purchase 260,000 shares directly; (2) 9,400 shares directly; and
               (3) 452,258 shares indirectly through Urban. Mr. D'Onofrio disclaims beneficial ownership of 230,652 shares owned directly or indirectly by Urban.

          (b) Mr. D'Onofrio has shared voting power and shared dispositive power with respect to the 452,258 shares of common stock of Amerihost owned directly by Urban and Urban Niles. Mr. D'Onofrio has sole voting power and sole dispositive powers with respect to the 269,400 shares of common stock owned directly by Mr. D'Onofrio. Mr. D'Onofrio disclaims beneficial ownership of
                230,652 shares owned directly or indirectly by Urban.

          (c) Mr. D'Onofrio has had no transactions in the class of securities reported on that were effected during the past sixty days.

          (d) Mr. D'Onofrio owns 49% of the common stock of Urban. He is the secretary of Urban.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          Mr. D'Onofrio is not a party to any contracts, arrangements, understandings or relationships with respect to securities of Amerihost.

Item 7.   Material to be filed as Exhibits.

          A joint filing statement is filed as an exhibit to this Schedule 13D.


Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 2, 1996
                                   /s/ H. Andrew Torchia
                                   H. Andrew Torchia


                                   /s/ Richard A. D'Onofrio
                                   Richard A. D'Onofrio


                                   URBAN 2000 CORP.


                                   By:  /s/ H. Andrew Torchia
                                        H. Andrew Torchia,
                                        President



                             EXHIBIT TO SCHEDULE 13D
                              DATED DECEMBER 2, 1996
                      H. ANDREW TORCHIA, RICHARD A. D'ONOFRIO
                                      AND
                                URBAN 2000 CORP.


                              JOINT FILING AGREEMENT

    H. Andrew Torchia ("Torchia"), Richard A. D'Onofrio ("D'Onofrio") and Urban 2000 Corp., a Delaware corporation ("Urban") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of Torchia, D'Onofrio and Urban and that any amendments to this amendment to Schedule 13D may be filed on behalf of Torchia, D'Onofrio and Urban.




December 2, 1996                   /s/ H. Andrew Torchia
                                   H. Andrew Torchia

                                   /s/ Richard A. D'Onofrio
                                   Richard A. D'Onofrio



                                   URBAN 2000 CORP.

                                   By:  /s/ H. Andrew Torchia
                                        H. Andrew Torchia,
                                        President